UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE STATUS AND CONCLUSION OF STOCK REPURCHASES

On April 13, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding the status and conclusion of stock repurchases authorized by the registrant’s Board of Directors on December 12, 2016 (under the provisions of its Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Companies Act of Japan). Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: April 13, 2017

April 13, 2017

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING THE STATUS AND CONCLUSION OF STOCK REPURCHASES

(UNDER THE PROVISIONS OF NTT’S ARTICLES OF INCORPORATION PURSUANT TO

PARAGRAPH 2, ARTICLE 165 OF THE COMPANIES ACT OF JAPAN)

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces as below the results and conclusion of repurchases of shares of its common stock conducted pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act. This concludes NTT’s repurchase of its common stock authorized by the Board of Directors’ meeting held on December 12, 2016.

1.	Class of shares repurchased:	Common stock

2.	Total number of shares repurchased:	8,893,400 shares

3.	Aggregate repurchased amount:	43,234,763,600 yen

4.	Period for repurchases:	April 1, 2017 to April 12, 2017

5.	Method of repurchase:	Acquisitions on the Tokyo Stock Exchange

(Reference)

1.	Details of the resolution approved at the Board of Directors’ meeting held on December 12, 2016:

(1)	Class of shares to be repurchased:	Common stock

(2)	Total number of shares to be repurchased:	Up to 33 million shares (Ratio to the number of outstanding shares (excluding treasury stock): 1.62%)

(3)	Aggregate repurchase amount:	Up to 150 billion yen

(4)	Period for repurchases:	December 13, 2016 to June 30, 2017

2.	Total number and value of shares repurchased through April 12, 2017 pursuant to the resolution approved at the Board of Directors’ meeting held on December 12, 2016:

(1)	Total number of shares repurchased:	30,587,200 shares

(2)	Aggregate repurchased amount:	149,997,925,200 yen

For further inquiries, please contact:
Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5481